Contact:  Robert F. Baker
          212-783-6299



For immediate release:

SALOMON INC REPORTS QUARTERLY NET INCOME OF $476 MILLION;
FULL YEAR NET INCOME WAS $827 MILLION

New York, January 27, 1994 - Salomon Inc today announced fourth quarter net income of $476 million. Net income was $827 million for the full year, up 50% from $550 million earned in 1992. Results for 1993 include a $37 million aftertax charge recorded in the first quarter to reflect a cumulative change in accounting for postretirement benefits. Return on common equity for the year, on a fully diluted basis, was 19% (before the cumulative accounting charge) compared with 13% in 1992. Earnings per share for the year, on a fully diluted basis, were $6.57 (before the cumulative accounting charge), up 62% from $4.05 in 1992.

Salomon Brothers, the Company's global investment banking business, posted quarterly pretax earnings of $862 million, compared with $503 million in last year's fourth quarter. For the full year, Salomon Brothers' pretax earnings were $1.6 billion, compared with $1.4 billion in 1992.

Fourth quarter results for Salomon Brothers' Client-Driven Businesses were indicative of the favorable conditions for the industry as well as the continued strengthening of these businesses. Pretax earnings for these businesses were $354 million, compared with $115 million in the comparable 1992 quarter. Pretax earnings for the year were $1.2 billion, more than four times the $276 million earned in 1992. Customer trading activities in the fourth quarter were strong and record investment banking revenues were generated for the third consecutive quarter.

Salomon Brothers' Proprietary Trading Businesses had an exceptional quarter, producing pretax earnings of $508 million following a $173 million loss in the third quarter. However, management believes that Proprietary Trading results are best evaluated over periods of one or more years. For the full year, pretax earnings for these businesses were $416 million; Salomon Brothers earned $1.4 billion from these activities in 1992.

The Phibro Division, the Company's energy and other commodities trading business, recorded a pretax loss of $21 million in the fourth quarter. As a result of this loss, the division reported a pretax loss of $15 million for the year. In 1992, the division reported a pretax loss of $181 million for the fourth quarter and $194 million for the year. Last year's results included fourth quarter losses of $147 million in connection with the downsizing of the division, including losses attributable to businesses that were exited.


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

Results for Phibro USA, the Company's oil refining business, included a fourth quarter pretax charge of $30 million to write down the carrying amount of the business's core refining and marketing inventories to the lower market prices that prevailed at year-end. These inventories are neither hedged nor marked-to-market as trading inventories, but instead are carried at the lower of their aggregate cost or market value. Once written down, these inventories are not adjusted for subsequent recoveries in market value. Excluding this charge, Phibro USA operated at near break-even for the quarter, reflecting weakness in refining margins. Phibro USA incurred a pretax loss of $31 million in the 1992 fourth quarter. For the year, Phibro USA reported a pretax loss of $16 million before the inventory writedown, compared with a loss of $47 million in 1992.

During 1993, the Company repurchased approximately 362,000 of its common shares for treasury, at an aggregate cost of $15.5 million. Substantially all of these repurchases took place in the fourth quarter. Shares authorized for additional repurchase by the Company's Board of Directors totaled 9.6 million at year-end. Fourth quarter results increased book value per common share to $38.57 at December 31, 1993, compared with $32.33 at the end of 1992.

Salomon Inc Chairman Robert E. Denham stated, "I am pleased but not satisfied by the results for the quarter and year. While quarterly results fluctuate, the Company can acheive satisfactory returns on equity over meaningful periods. The extraordinary improvement in the results of Salomon Brothers' Client-Driven Businesses is due, in part, to favorable securities market conditions, but is also due, I believe, to important changes made by the management of Salomon Brothers in some of these businesses. Salomon Brothers' Proprietary Trading Businesses continue to demonstrate long-term profitability, notwithstanding significant quarterly fluctuations."

                    SALOMON INC AND SUBSIDIARIES
              Selected Financial Information (unaudited)

                                                 Quarter ended    Year ended
                                                  December 31,    December 31,
                                                  1993   1992    1993    1992
SUMMARY OF CONSOLIDATED INCOME
 BEFORE TAXES AND CUMULATIVE EFFECT
 OF CHANGES IN ACCOUNTING PRINCIPLES
 BY SEGMENT (in millions):
  Salomon Brothers' business unit
   contributions:
    Client-Driven Businesses                    $  354  $ 115  $1,159  $  276
    Proprietary Trading                            508    482     416   1,416
    Other                                            -    (94)      -    (302)
                                                ------  ------  ------  ------
     Total Salomon Brothers                        862    503   1,575   1,390
  Phibro Division                                  (21)  (181)    (15)   (194)
  Phibro USA                                       (31)   (31)    (46)    (47)
  Corporate and Other                               (3)   (43)    (49)    (93)
                                                ------  ------  ------  ------
  Income before taxes and cumulative effect
   of changes in accounting principles          $  807  $ 248  $1,465  $1,056
                                                ======  ======  ======  ======

ANNUALIZED RETURN ON AVERAGE COMMON
 STOCKHOLDERS' EQUITY BEFORE CUMULATIVE
 EFFECT OF CHANGES IN ACCOUNTING
 PRINCIPLES:
  Primary                                        47.2%   13.7%   21.7%   13.6%
  Fully diluted*                                 39.5%   12.9%   19.1%   12.8%
                                                ======  ======  ======  ======


PER COMMON SHARE:
 Cash dividends                                  $0.16   $0.16   $0.64   $0.64
 High market price                              50 1/2      39  51 7/8      39
 Low market price                               41 1/2  32 3/8  34 3/8  26 5/8
                                                ======  ======
 Ending market price                                            47 5/8  38 1/8
 Book value at year-end*                                         38.57   32.33
                                                                ======  ======
AT YEAR-END (in billions):
 Total assets                                    $ 185   $ 159
 Stockholders' equity (common and perpetual
  preferred)                                       4.6     3.7
 Redeemable preferred stock                        0.7     0.7
                                                ======  ======

* Assumes conversion of convertible notes and redeemable preferred stock, unless such assumptions result in a higher return on equity.

                  SALOMON INC AND SUBSIDIARIES
          Consolidated  Statement of Income (unaudited)
          (dollars in millions, except per share data)

                                                 Quarter ended      Year ended
                                                  December 31,      December 31,
                                                 1993     1992     1993     1992
Revenues:
     Interest and dividends                    $1,424   $1,240   $5,989   $4,861
     Principal transactions                     1,000      754    1,716    2,651
     Investment banking                           250      104      791      450
     Commissions                                   79       51      285      202
     Other                                         11       (7)      18       19
                                               ------   ------   ------   ------
     Total revenues                             2,764    2,142    8,799    8,183
Interest expense                                1,080    1,133    4,600    4,324
                                               ------   ------   ------   ------
Revenues, net of interest expense               1,684    1,009    4,199    3,859
                                               ------   ------   ------   ------
Noninterest expenses:
     Compensation and employee-related            655      439    1,900    1,638
     Technology                                    61       85      265      310
     Occupancy                                     42      152      231      324
     Professional services and business
       development                                 35       39      142      145
     Clearing and exchange fees                    15       15       59       61
     Charge relating to U.S. Treasury
       auction matters                              -        -        -      185
     Other                                         69       31      137      140
                                               ------   ------   ------   ------
     Total noninterest expenses                   877      761    2,734    2,803
                                               ------   ------   ------   ------
Income before taxes and cumulative effect
  of changes in accounting principles             807      248    1,465    1,056
Income taxes                                      331      105      601      506
                                               ------   ------   ------   ------
Net income before cumulative effect of
  changes in accounting principles                476      143      864      550
Cumulative effect of changes in accounting
  principles, net of tax benefit of $28             -        -      (37)       -
                                               ------   ------   ------   ------
Net income                                     $  476   $  143   $  827   $  550
                                               ======   ======   ======   ======
PER COMMON SHARE:
Primary earnings before cumulative  effect of
  changes in accounting principles             $ 4.33   $ 1.10   $ 7.34   $ 4.18
Cumulative effect of changes in accounting
  principles                                        -        -    (0.33)       -
                                               ------   ------   ------   ------
Primary earnings                               $ 4.33   $ 1.10   $ 7.01   $ 4.18
                                               ======   ======   ======   ======
Fully diluted earnings before
  cumulative effect of changes in
  accounting principles*                       $ 3.64   $ 1.06   $ 6.57   $ 4.05
Cumulative effect of changes in
  accounting principles                             -        -    (0.29)       -
                                               ------   ------   ------   ------
Fully diluted earnings*                        $ 3.64   $ 1.06   $ 6.28   $ 4.05
                                               ======   ======   ======   ======

* Assumes conversion of convertible notes and redeemable preferred stock, unless such assumptions result in higher earnings per share than determined under the primary method.

Note: Certain prior period amounts have been reclassified to conform with the 1993 presentation.


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